Filer and Investment Company Act File Number:
Hennessy Funds Trust (811-07168)

Commission File Number of the Related Registration Statement:  333-218702

Filed Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
Pursuant to Rule 14a-6 of the Securities Exchange Act of 1934

Subject Company and Investment Company Act File Number:
Rainier Investment Management Mutual Funds (811-08270)

July 21, 2017

Dear Shareholder:

We are pleased to have recently entered into a definitive agreement for Hennessy Advisors, Inc. to purchase and assume the management of the assets in the three Rainier U.S. Funds. The enclosed package contains important information about this proposed reorganization. For this transaction to take place we need shareholders, like you, to approve this proposal.

During our comprehensive review of the management and operations of the Rainier U.S. Funds, we determined that it would be advisable to pursue a reorganization with another fund group who we believe can successfully manage the investments of current Rainier shareholders. That search led us to Hennessy Advisors, Inc., a company focused on providing high-quality investment management services and superior customer service.

If the proposed transaction is approved, the Rainier U.S. Fund(s) that you are invested in today will be transferred into one of the existing Hennessy Funds with a similar investment objective:

Rainier shareholders who currently hold Original Class shares will receive Investor Class shares of the applicable Hennessy Fund, while Rainier shareholders who currently hold Institutional Class shares will receive Institutional Class shares of the applicable Hennessy Fund.

It is anticipated that shareholders will benefit from a lower expense ratio as a result of this proposed transaction, which is currently estimated to be a reduction of between 1 to 20 basis points (a basis point is equal to 1/100th of 1%). The reorganization has been structured with the intention that it qualify, for federal income tax purposes, as a tax-free reorganization under the Internal Revenue Code. Therefore, shareholders should not recognize any gain or loss on their Rainier U.S. Fund shares for federal income tax purposes as a result of the transaction.

We invite you to read the enclosed prospectus/proxy statement and related materials carefully.  The Board of Trustees of the Rainier U.S. Funds recommends that you vote “FOR” the proposal, and we hope that you will vote your shares as soon as possible in favor of this proposal. Voting is easy and can be done in one of the following four ways:

        1.  Simply mark, sign and date the enclosed proxy card and return in the postage‑paid envelope
        2.  Visit the website shown on the enclosed proxy card
        3.  Call the toll-free number listed on the enclosed proxy card
        4.  Vote in person at the Special Meeting of Shareholders

For questions regarding voting, please contact Broadridge, the proxy solicitor for the Rainier Funds, at 1-855-928-4498. If you have a question on the terms of the reorganization, please call the Rainier Funds at 1-800-248-6314. Thank you for your investment and confidence in the Rainier Funds.

Sincerely,

/s/ Michele T. Mosca

Michele T. Mosca
Chief Executive Officer and President
Rainier Investment Management Mutual Funds

In connection with the proposed reorganization and investing, shareholders should carefully consider the investment objective, risks, charges and expenses of the Rainier U.S. Funds and the Hennessy Funds. This and other information is contained in the Rainier U.S. Funds’ and the Hennessy Funds’ statutory and summary prospectuses, which can be obtained by contacting Rainier U.S. Funds at 1-800-248-6314 or visiting rainierfunds.com or by contacting Hennessy Funds at 1-800-966-4354 or visiting hennessyfunds.com. Read them carefully before investing.

Mutual fund investing involves risk. Principal loss is possible. The tax information provided is not exhaustive. Shareholders must consult their tax advisor for advice and information concerning their particular situation. Neither the Rainier Funds nor the Hennessy Funds, including any of their representatives, may give tax advice.

 The Rainier Funds and the Hennessy Funds are distributed by Quasar Distributors, LLC.